Three Canal Plaza, Suite 600
Portland, ME 04101
P: 207-347-2000
F: 207-347-2100

July 22, 2009

U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Filer Support II

Re:           Forum Funds File Numbers 002-67052 and 811-3023 (the “Trust”)

Ladies and Gentleman:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), for filing on behalf of the Trust please find attached:

1. A copy of the Trust’s Investment Company Bond No. 81458586 (the “Bond”), (Exhibit 99.1);
2. A secretary’s certificate certifying the resolutions approved at the meeting of the Board of Trustees (“Trustees”) held on April 14, 2009, at which a majority of the Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the 1940 Act have approved the amount, type, form      and coverage of the Bond (Exhibit 99.2).

The Trust paid the premium of $10,000 for the period commencing May 1, 2009 and ending May 1, 2010.

If you have any questions concerning this filing, please do not hesitate to contact me at (207) 347-2025 or lina.bhatnagar@atlanticfundadmin.com.

Sincerely,

/s/ Lina Bhatnagar

Lina Bhatnagar
Atlantic Fund Administration, LLC

Three Canal Plaza, Suite 600, Portland, ME 04101 | P:  207-347-2000 | F:  207-347-2100
www.atlanticfundadmin.com